Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the six months ended June 30, 2021 and 2022, and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021 included in our annual report filed with the SEC on May 16, 2022. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A  Operating Results

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by certain general factors that affect China’s early cancer screening and detection market, including the increasing prevalence of cancer in China, growth of total healthcare expenditures, and technological trends in cancer diagnosis, treatment and management. Unfavorable changes in these general factors could adversely affect the results of our operations. In addition to these general trends, we believe that our results of operations are more directly affected by certain company-specific factors, including:

Market Adoption of Our CDA-Based Tests

We derive substantially all of our revenues from the sale of our CDA-based tests in China. We expect our business prospects will depend significantly on our ability to increase market adoption of our CDA-based tests in China and elsewhere, as well as our ability to commercialize our CDA-based tests in the U.S.

China’s large, aging population, favorable government policies, and relatively low labor costs represent substantial commercial opportunities for our business and enable us to cost-effectively conduct our cancer screening and detection tests at a large scale. However, compared to conventional, more widely accepted cancer screening and detection technologies, we face additional challenges in raising recognition and adoption of our CDA technology by physicians, patients, hospitals, medical institutions, healthcare payers and others in China’s medical community.

We believe that our CDA technology addresses many limitations of current early cancer screening and detection methods, such as its ability to detect the risk of multiple cancers early, cost-effectively and with high accuracy. We have conducted numerous research studies in cooperation with hospitals and medical institutions in China to validate our CDA technology, and we have published the results of 15 completed research studies at the American Society of Clinical Oncology, or ASCO, annual meetings and other medical conferences and medical journal supplements. To increase market adoption of our CDA-based tests, we intend to continue conducting research studies on our CDA technology on more cancer types and its applications in additional oncological areas, including assistance in diagnosis, prognosis and recurrence, and to present our study results at ASCO annual meetings and other medical conferences and publish them in important medical journals. We are also seeking to cooperate with universities and academic medical centers, hospitals and medical institutions, CROs, managed care companies and other health organizations in the U.S. to conduct research studies on our CDA technology, with a view to commercializing our CDA-based tests in the U.S. market. We plan to initially market our CDA test as a laboratory developed test in the U.S. We expect to invest significantly in research studies.

Regulatory Approvals for Our CDA Device by the NMPA

We are currently licensed to manufacture our CDA device and use it to perform our CDA-based tests at our own laboratories in China. To enlarge our total addressable market in China, in December 2018, we applied to the NMPA for a Class III medical device registration certificate for us to use our CDA device to assist in multi-cancer diagnosis. After we obtain this license, we will apply to update our medical device manufacture license to include the manufacture of Class III medical devices. With these licenses, we will be permitted to place our devices within Chinese hospitals’ laboratories to conduct commercial tests there or sell our devices to the hospitals for the purposes of assisting in physicians’ diagnosis of specified multiple cancers. We expect our revenues to grow substantially after our CDA devices are approved to access the Chinese hospital segment. However, it takes at least three years with significant R&D spending and regulatory approvals to obtain a Class III medical device registration certificate and the process is subject to regulatory and other uncertainties.

Our Customer Base and Customer Mix

Our business growth depends significantly on our ability to maintain relationships with our existing customers and attract new customers. Our existing customers in China consist primarily of life insurance companies and other corporations, which offer our CDA-based tests to their insured customers and/or employees. We also attract customers by offering our CDA-based tests as part of annual physical checkup packages and by engaging sales agents to market our tests. We plan to broaden our cancer screening and detection test offerings, including by expanding the range of genomics tests currently conducted at our Haikou laboratory, to attract more customers. If we are able to obtain the Class III medical device registration certificate and update our medical device manufacture license for our CDA device, we will seek to access the Chinese hospital market segment and provide our tests to more individual customers through Chinese hospitals. We expect our marketing expenses to continue to increase as we seek to increase market adoption of our technology and tests and build up our sales channels.

Since our business scale is currently relatively small and our customers are largely corporate, the availability and timing of large CDA-based test orders could cause our revenues to fluctuate significantly from period to period. This makes it difficult to compare our historical operating results or predict our future performance. Resurgence of COVID-19 and lock-down policies in some cities could cut the demand and revenue depending on length of lock-down. Starting March 27, 2022, the lockdown policy in Shanghai forced us to temporarily halt operations in our Shanghai office. Most of the CDA tests are performed in our subsidiary located in Lishui, Zhejiang, which was not impacted by the resurgence of COVID-19. However, the close of our Shanghai office caused delay in the issuance and delivery of test reports to our customers, which impacted our revenue.

Cost Structure

Our results of operations are significantly affected by our cost structure. The largest component of our operating costs and expenses is staff costs, primarily related to our management as well as research and development, sales and marketing personnel. We have also incurred significant share-based compensation expenses to incentivize our directors, officers, employees and consultants, which expenses totaled  RMB15.9 million and RMB4.5 million (US$676,000) for the six months ended June 30, 2021 and 2022, respectively. In addition, we have made substantial investments in customer acquisition, research and development, and patent applications to support our future growth and expansion. As we conduct research studies in the U.S., we expect our research and development expenses to significantly increase. In addition, we expect to incur significant costs in research and development and regulatory approvals to obtain a Class III medical device registration certificate in the PRC. Once we receive this approval, we will incur significant external supplier costs for the manufacture of the devices.

Funding for Our Operations

We have funded our operations primarily through capital contributions from our initial public offering, our shareholders, short-term non-bank borrowings, convertible loans and loans from related parties. With the continuing expansion of our business, we will require further funding, possibly through public or private equity financings, debt financings, or other business arrangements. The availability and costs of funding could significantly impact our results of operations and financial position. Furthermore, debt financings could require us to agree to restrictive financial covenants, which could make it more difficult for us to achieve our goals.

Key Operating Data

We regularly review a number of operating metrics, including those set forth below, to evaluate our business, measure our performance and identify trends affecting our business.

The following table sets forth our key operating data for the periods indicated:

	Six Months Ended June 30,
	2021	2022
Number of commercial CDA-based tests(1) completed	20,239	16,682
Number of CDA-based tests(1) for research purposes completed	404	143

Note:

(1)  Including our CDA tests and combination tests.

Key Components of Results of Operation

Revenues

We derive our revenues from two sources: (i) revenue from sales of cancer screening and detection tests (predominantly commercial CDA-based tests), (ii) net revenue from sales of physical checkup packages, (iii) revenue from technology service and (ⅳ) retail revenue.

The table below presents our revenues by type in absolute amount and as a percentage of our total revenues for the periods indicated.

	Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except %)
Cancer screening and detection tests	9,240	99.8	3,736	558	71.6
Physical checkup packages	16	0.2	31	5	0.6
Technology service	—	—	1,239	185	23.8
Retail revenue	—	—	207	31	4.0
Total revenues	9,256	100.0	5,213	779	100.0

Cancer Screening and Detection Tests

Our revenue from sales of cancer screening and detection tests consists predominantly of revenue from the sales of our commercial CDA-based tests. Our commercial CDA-based tests comprise our CDA tests and our combination tests, which combine our CDA test and, on an auxiliary basis, biomarker-based and ct-DNA-based cancer screening and detection tests performed either by us or by third-party clinical laboratories. We also recognize revenue from sales of commercial CDA-based tests that we provide as part of the physical checkup packages we sell. We expect that our revenue generated from our commercial CDA-based tests will increase as our business grows, including by providing additional tailored CDA-based tests to meet customer demand and exploring other sources of revenue related to our CDA test. We also expect to recognize additional revenue from commercial genomics tests as we devote more resources to marketing and sales of these tests.

Physical Checkup Packages

Our net revenue from physical checkup packages represents our gross billing amount from physical checkup packages that we sell to our customers and have performed during a specified period, less (i) the portion of fees for the commercial CDA-based tests contained in the packages (which are recognized as part of our revenue from sales of CDA-based tests) and (ii) our cost of physical checkup services (other than CDA-based tests) contained in the packages, which are payments we make to third-party physical checkup centers to which we outsource these services. We believe that selling annual physical checkup packages can expand our customer base for commercial CDA-based tests, and we intend to devote more resources to selling physical checkup packages and expect our net revenue from these packages to continue increasing.

Technology Services

The Company and all its subsidiaries (collectively, the “Group”) provides a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. The Group uses the input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail Revenue

The Group started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and the Group delivers the ordered products. Revenue was recognized at point of time when the products are delivered. For the six months ended June 30, 2022, the retail revenue was insignificant.

Cost of Revenues

Our cost of revenues is related to our sales of cancer screening and detection tests, predominantly our commercial CDA-based tests and, to a lesser extent, our genomic immunology tests, technology service costs and costs of retail products. It mainly consists of staff costs, outsourced testing costs, blood sample taking costs, medical consumable costs, share-based compensation, and depreciation and amortization of our CDA devices. Staff costs mainly include salaries and employee benefit expenses of personnel engaged in laboratory testing functions. Outsourced testing cost represents our cost of engaging third-party clinical laboratories for their performance of auxiliary biomarker-based cancer screening and detection tests, which are included as part of our combination tests. Blood sample taking costs mainly include our cost of engaging third-party nursing service providers who collect blood samples on our behalf for our commercial CDA-based tests. We expect our cost of revenues to continue to grow as we increase the volume of our commercial CDA-based tests.

Gross Profit and Gross Margin

Our gross profit represents our revenue from sales of cancer screening and detection tests, technology services and retail products minus our cost of revenue, plus our net revenues from sales of physical checkup packages. Our gross profit margin is affected primarily by the mix and relative prices of the cancer screening and detection tests that we sell within a specified period, as well as changes in net revenues from sales of physical checkup packages as a percentage of our total revenues.

Operating Expenses

Our operating expenses include selling and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Operating expenses:
Selling and marketing	(10,812)	(5,357)	(800)
Research and development	(5,616)	(4,330)	(646)
General and administrative	(41,570)	(23,796)	(3,553)
Impairment of intangible assets	—	(7,911)	(1,181)
Impairment of goodwill	—	(12,758)	(1,905)
Total	(57,998)	(54,152)	(8,085)

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of staff costs for personnel engaged in sales, marketing and customer support functions, share-based compensation, marketing expenses, travel expenses and office expenses. We expect that our selling and marketing expenses will increase as we continue to build out our sales and marketing teams and engage more sales agents and other channel partners to increase our market penetration.

Research and Development Expenses

Our research and development expenses primarily consist of staff costs for personnel engaged in research and development functions, share-based compensation, travel expenses, rental costs, costs of consumables and accessories, and depreciation and amortization (mainly related to our clinical laboratory facilities and CDA devices used for research and development purposes). We expect to continue invest in research and development activities.

General and Administrative Expenses

Our general and administrative expenses primarily include staff costs for personnel engaged in general and administrative functions, share-based compensation, patent service fees, professional service fees, depreciation and amortization (mainly related to our land use rights for the land we acquired in Lishui, Zhejiang Province and the office facilities on that land), rental and property management fees and office expenses. We expect our general and administrative expenses to continue increasing to support our business growth, but we expect that they will eventually decrease as a percentage of our revenues once our business scale increases.

Impairment of Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 arose from its business acquisition of Anpai Shanghai in 2021. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

Impairment of Long-Lived Assets Other than Goodwill

long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable.

Non-operating Income and Expenses

Our net other expense for the six months ended June 30, 2021 was primarily related to change in fair value of the convertible loans and interest expenses, offset in part by the government grants we received. Our net other expense for the six months ended June 30, 2022 primarily included foreign exchange loss and government grants.

Taxation

BVI

Our Company is incorporated in the BVI, and we conduct our business operations primarily through our subsidiaries in China and the U.S.

All dividends, interest, rents, royalties, compensation and other amounts paid by our company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our company or its members.

China

Our subsidiaries in China are subject to the statutory enterprise income tax at a rate of 25%, in accordance with the EIT Law. Some of our PRC subsidiaries enjoy preferential enterprise income tax rates. Dividends, interest, rent or royalties payable by our PRC subsidiaries to their non-PRC resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) will be subject to withholding tax at a rate of 10%, unless the jurisdiction of incorporation of the respective non-PRC resident enterprise investor has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax. If our BVI holding company were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would also be subject to enterprise income tax on its worldwide income at a rate of 25%. For the foreseeable future, we intend to invest all the undistributed earnings of our subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred.

United States

Our U.S. subsidiary, AnPac US, is subject to U.S. federal corporate income tax at a rate of 21% for the six months ended June 30, 2022. AnPac US is also subject to state income tax in California for the six months ended June 30, 2022.

Results of Operations

The following table summarizes our results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Revenues:
Cancer screening and detection tests	9,240	3,736	558
Physical checkup packages	16	31	5
Technology service	—	1,239	185
Retail revenue	—	207	31
Total revenues	9,256	5,213	779

Cost of revenues	(3,574)	(1,832)	(274)

Gross Profit	5,682	3,381	505

Operating expenses:
Selling and marketing expenses	(10,812)	(5,357)	(800)
Research and development expenses	(5,616)	(4,330)	(646)
General and administrative expenses	(41,570)	(23,796)	(3,553)
Impairment of intangible assets	—	(7,911)	(1,181)
Impairment of goodwill	—	(12,758)	(1,905)

Loss from operations	(52,316)	(50,771)	(7,580)

Non-operating income and expenses:
Interest expense, net	(2,220)	(192)	(29)
Foreign exchange loss, net	(173)	(506)	(76)
Share of net loss in equity method investments	(120)	(87)	(13)
Other income, net	1,442	472	70
Change in fair value of convertible debt	(4,346)	139	21

Loss before income taxes	(57,733)	(50,945)	(7,607)
Income tax benefit	44	2,130	318

Net loss	(57,689)	(48,815)	(7,289)

Six months ended June 30, 2021 and 2022

Revenues

Our total revenues decreased by 43.7% or RMB 4.0 million to RMB5.2 million (US$779,000) for the six months ended June 30, 2022 from RMB9.3 million for the same period of 2021, primarily due to a significant decrease of RMB5.5 million in our revenue from cancer screening and detection tests, offset by an increase of RMB1.2 million in revenue from the technology service we started in the second half of 2021.

Our revenue generated from sales of cancer screening and detection tests decreased by 59.6% to RM3.7 million (US$558,000) for the six months ended June 30, 2022 from RMB9.2 million for the same period of 2021, which driven by a decrease of 50.9% in the average selling price year over year, primarily due to focusing on more conventional cancer detection tests at lower prices and a decrease of 17.6% in volume of cancer screening and detection tests compared to the same period of 2021, caused by COVID-19 lockdown in Shanghai from late March 2022 to end of May 2022.

Our net revenue generated from sales of physical checkup packages increased to RMB31,000 (US$5,000) for the six months ended June 30, 2022 from RMB16,000 for the same period of 2021, primarily due to increase in the volume of physical checkup packages that we completed in six months ended June 30, 2022.

We started to provide technology services in the first half of 2022 and related revenue amounted to RMB1.2 million (US$185,000) for the six months ended June 30, 2022.

We started to sell retail products in 2022 and the related revenue amounted to RMB207,000 (US$31,000) for the six months ended June 30, 2022.

Cost of Revenues

Our cost of revenues decreased by 48.7% to RMB1.8 million (US$274,000) for the six months ended June 30, 2022 from RMB3.6 million for the same period of 2021, primarily due to the decrease of RMB2.2 million cost of revenue from cancer screening and detection tests, which was in line with the decrease in our revenue from such tests. This was offset by the increased cost of revenues from technology services and retail products of RMB441,000, no such cost incurred for the same period of 2021.

Our cost of revenues from sales of cancer screening and detection tests decreased to RMB1.4 million (US$208,000) for the six months ended June 30, 2022 from RMB3.6 million for the same period of 2021, which was in line with the decrease in our revenue from sales of such tests.

Our cost of revenues from technology services was RMB341,000(US$51,000) for the six months ended June 30, 2022.

Our cost of revenues from retail products was RMB100,000(US$15,000) for the six months ended June 30, 2022.

Gross Profit and Gross Margin

Our gross profit decreased to RMB3.4 million (US$505,000) for the six months ended June 30, 2022 from RMB5.7 million for the same period of 2021. Gross margin was 64.9% for the six months ended June 30, 2022, representing an increase from 61.4% for the same period of 2021, primarily due to higher gross margin in technology services. The gross margin was 72.5% for the technology services, which is higher than the average gross margin for other revenue streams. Technology services is a new revenue stream since the second half of 2021, which led to the increase of the total gross margin for the six months ended June 30, 2022 compared with the six months ended June 30, 2021.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses decreased by 50.5% to RMB5.4 million (US$800,000) for the six months ended June 30, 2022 from RMB10.8 million for the same period of 2021, primarily due to less marketing activities caused by the COVID-19 shutdown in Shanghai.

Research and Development Expenses

Research and development expenses decreased by 22.9% to RMB4.3 million (US$646,000) for the six months ended June 30, 2022 from RMB5.6 million for the same period of 2021, primarily due to a decrease of RMB583,000 in share based compensation and a decrease of RMB580,000 in testing materials expense due to less research and development activities for the six months ended June 30, 2022 compared to the same period of 2021.

General and Administrative Expenses

General and administrative expenses decreased by 42.8% to RMB23.8 million (US$3.6 million) for the six months ended June 30, 2022 from RMB41.6 million for the same period of 2021, primarily due to a decrease of RMB10.5 million in share-based compensation, a decrease of RMB4.1 million in professional consulting expenses and a decrease of RMB0.9 million in patent fees.

Impairment of intangible assets

On August 15, 2021, the Company completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of the 40% equity interest of Anpai Shanghai acquired from Dr.  Yu. Due to the slow development of Anpai Shanghai, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was Nil. Therefore, the Company impaired the intangible assets (customer relationships) acquired from the acquisition of Anpai Shanghai of RMB7.9 million (US$1.2 million).

Impairment of goodwill

During six months ended June 30, 2022, the Company wrote off the goodwill RMB12.8 million (US$1.9 million) from the acquisition of Anpai Shanghai, due to sluggish business operations and continuous losses incurred.

Non-operating Income and Expenses

Interest expense, net

Our net interest expense decreased significantly to RMB192,000 (US$29,000) for the six months ended June 30, 2022 from RMB2.2 million for the same period of 2021, primarily due to a decrease in our convertible debt in the six months ended June 30, 2022.

Change in fair value of convertible debt

The Company recognized the convertible debt at fair value. For the six months ended June 30 2022 and 2021, the Company recognized an aggregated unrealized gain of RMB139,000 (US$21,000) and an aggregated unrealized loss of RMB4.3 million, respectively, due to changes in fair value of convertible debt.

Net Loss

As a result of the foregoing, our net loss decreased to RMB48.8 million (US$7.3 million) for the six months ended June 30, compared to RMB57.7 million for the same period of 2021.

B.   Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing and operating activities. As of June 30, 2022, the Group had RMB6.9 million (US$1.0 million) of cash and cash equivalents and a working capital deficit of RMB5.4 million (US$805,000). For the six months ended June 30, 2021 and 2022, the Group incurred continuous losses of RMB57.7 million and RMB48.8 million (US$7.3 million), respectively. For the six months ended June 30, 2022, the Group incurred RMB 31.2 million (US$4.7 million) of negative cash flows from operations. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also had a negative impact on the Group’s operation. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continuous capital financing through debt or equity issuances to support its working capital requirements.

Subsequently we have signed the following capital raising agreements:

(i) In September 2022, the Company signed nine investment agreements with nine investors, the investors agreed to invest approximately $3.7 million to the Company in exchange for 36,729,613 shares. All funds were received as the date of this report as of this filing date.

(ii) On September 25, 2022, the Company entered into an investment agreement with Shanghai Stonedrop Investment Management center (an existing shareholder of the Company) who agreed to invest a total of $15 million in the Company in five installments: $3 million in the fourth quarter of 2022, $3 million in the second quarter of 2023, $3 million in the fourth quarter of 2023, $3 million invest in the second quarter of 2024 and another $3 million in the fourth quarter of 2024. The Company expects the first installment of investment to be completed by December 2022. This agreement supersedes the investment agreement signed on April 2, 2022. The Company has not received any money for this investment agreement till the filing date.

(iii) On September 25, 2022, the Company signed an investment agreement with Dr. Chris Chang Yu, who agreed to invest a total of $10 million in the Company in three installments: $3 million in the fourth quarter of 2022, $3 million in the third quarter of 2023 and $4 million in the third quarter of 2023. The purchase prices shall be 90% of the average closing share price of the first five trading days in (a) December 2022 for the first investment installment, (b) October 2023 and (c) February 2023. This agreement supersedes the investment agreement signed on April 7, 2022. The Company has not received any money for this investment agreement till the filing date.

(iv) In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors. The investors agreed to purchase 29,714,279 newly issued Class A ordinary shares (1,485,714 American Depositary Shares or “ADSs”) of the Company at a price of US$0.175 per ordinary share or US$3.50 per ADS (1:20 ADS-to-share ratio) for a total purchase price of US$5.2 million. The closing is expected to take place within 30 days after signing. Concurrently, for each Class A ordinary share purchased, the investors will receive two warrants with each warrant to purchase one Class A ordinary share at an exercise price of US$0.21 per ordinary share (2,971,428 ADS an at exercise price of US$4.20 per ADS). The warrants will be exercisable within 2 years from the date of issuance. The Company has received approximately $4.1 million by February 8, 2023.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and our financial statements.

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Based on the above assessment, we are uncertain when we will be able to obtain the above financings to fund our working capital requirement in the next 12 months from the filing date of this report. As a result, the substantial doubt about the Company’s ability to continue as a going concern remains as of the date of this report.

We intend to finance our future working capital requirements and capital expenditures from cash generated from funds raised from financing activities until operating activities generate positive cash flows, if ever. We may, however, also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet its requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts it needs or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute its earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict its operations and its ability to pay dividends to our shareholders.

Substantially all of our revenues in the foreseeable future are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in U.S. dollars to us without prior SAFE approval by following these routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth selected cash flow statement information for the periods indicated:

	Six Months Ended June30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(28,297)	(31,202)	(4,660)
Net cash used in investing activities	(1,240)	(37)	(6)
Net cash provided by financing activities	34,946	29,240	4,366
Effect of exchange rate changes on cash and cash equivalents	154	(362)	(52)
Net increase in cash and cash equivalents	5,563	(2,361)	(352)
Cash and cash equivalents at the beginning of the period	3,016	9,251	1,381
Cash and cash equivalents at the end of the period	8,579	6,890	1,029

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was RMB31.2 million (US$4.7 million), which was primarily attributable to our net loss of RMB48.8 million (US$7.3 million) for the six months ended June 30, 2022, as adjusted to add back impairment of goodwill RMB12.8 million (US$1.9 million), impairment of intangible assets of RMB7.9 million (US$1.2 million) and share-based compensation of RMB4.5 million (US$676,000). Our decrease in net operating assets and liabilities of RMB8.3 million (US$1.2 million) was primarily due to a RMB9.9 million (US$1.5 million) increase in prepaid expenses.

Net cash used in operating activities for the six months ended June 30, 2021 was RMB28.3 million, which was primarily attributable to net loss of RMB57.7 million, as adjusted to add back share-based compensation of RMB15.9 million and fair value loss on convertible loans of RMB4.3 million. Our increase in net operating assets and liabilities of RMB7.7 million was primarily due to (i) an RMB6.5 million increase in accrued expenses and other current liabilities as a result of the increased accrued service costs and consulting fees and (ii) an increase of RMB4.5 million in other current assets, partially offset by a RMB2.3 million increase in accounts receivable, which was in line with higher revenue generated in the six months ended June 30, 2021.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was RMB37,000 (US$6,000) consisting primarily of cash paid for equipment. Net cash used in investing activities was RMB1.2 million for the six months ended June 30,2021, consisting primarily of cash paid for equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2022 was RMB29.2 million (US$4.4 million), which was primarily attributable to proceeds from a RMB31.0 million (US$4.6 million) private placement.

Net cash provided by financing activities was RMB34.9 million for the six months ended June 30, 2021, consisting primarily of net proceeds from private placements of RMB26.0 million and proceeds from convertible debt borrowings of RMB12.9 million, partially offset by repayment of a related party loan of RMB4.5 million.

Capital Expenditures

Our capital expenditures were RMB1.2 million and RMB37,000 (US$6,000) for the six months ended June 30,2021 and 2022, respectively. In these periods, these capital expenditures included the purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the needs of our business’ expected growth.

Critical Accounting Estimates

Accounts receivable, net of allowance for doubtful accounts

Accounts receivable are recorded at their invoiced amounts, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence, including aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of these policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Goodwill

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

For the six months ended June 30, 2021 and 2022, due to the slow development of Anpai Shanghai, the Group performed the two-step test for the reporting unit. In accordance with ASC 350-20, the Group recorded an impairment loss of Nil and RMB12,758 ($1,905) for the six months ended June 30, 2021 and 2022, respectively.

Impairment of Long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2022, due to the slow development of Anpai Shanghai, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7,911 (US$1,181).

Revenue Recognition

We derive its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e., “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e., “net”). The Group presents value-added taxes as a reduction from revenues.

Revenue from Cancer Screening and Detection Tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers (primarily corporations and life insurance companies). A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer or customer’s employee as well as individual policy holder. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer. The Group accrues 5% of the revenue from cancer screening and detection tests as warranty liability which was included in accrued expenses and other current liabilities.

Revenue from Physical Checkup Packages

We facilitate corporations and life insurance companies to procure physical checkup package services for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. The Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups at which the Group records the net amount that it retains from such completed transaction as revenue.

Revenue from Technology services

We provide a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. As the series of services are an integral part of a project of which the goal is to enable the client to produce a cancer-treatment medical device, none of the mentioned services can be isolated and identified as a distinct performance obligation. Revenue from technology services is recognized over time. The Group concluded that the combined services in the contract constitutes a single performance obligation. The contract price is fully allocated to the single performance obligation.

The Group uses input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail revenue

We started retail business of genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and we deliver the ordered products. Revenue was recognized at upon delivery.

We also enter into arrangements to deliver both CDA-based tests and physical checkup services. We are the principal for the CDA-based tests and the agent for the physical checkup services. Revenues for both services are recognized at the point in time when the performance obligation is satisfied upon delivery of the CDA-based test results to the end customers and completion of the physical checkup services, respectively. As we act as both the principal and agent in the arrangement, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis.

Contract balances

The payment terms and conditions within the Group’s contracts vary by the type of services and the customers.

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the years presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

PRC Value-Added Taxes and surcharges

The services of the Group are subject to 6% of Value-Added Taxes. Retail sales are subject to 3% or 13% of Value-Added Taxes. The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Research and Development Expenses

Research and development expenses primarily are comprised of costs incurred in performing research and development activities, including related personnel and consultant’s salaries, benefits, share-based compensation and related costs, raw materials and supplies for internally-developed product candidates, and external costs of outside vendors engaged to conduct clinical development activities and trials. We expense our research and development expenses as they are incurred.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

We have elected to elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

Fair value of financial instruments

We apply ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Our financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

We elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2021 and June 30, 2022 was RMB27,859 and RMB15 (US$2) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses